Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2006

Stephen P. Rasche
Chief Financial Officer
TLC Vision Corporation
16305 Swingley Ridge Rd., Suite 300
Chesterfield, MO 63017

Re: TLC Vision Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-29302

Dear Mr. Rasche:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Our review of the Company's Form 10-K is being conducted concurrently with a review by the Ontario Securities Commission (OSC) of your continuous disclosure record. In this connection, we have provided a copy of this letter to OSC and will provide to OSC a copy of your response. In addition, staff from OSC and the SEC may discuss common issues.

Form 10-K for the year ended December 31, 2005

3. Acquisitions, page 53

1. Refer to your response to comment four. Please revise your current disclosure to include the additional information you have provided regarding the acquisitions of TruVision and Millennium Laser Eye.

15. Income Taxes, page 60

2. Refer to your response to comment five. We do not concur with your conclusion that the $1.2 million of additional income tax expense that should have been recorded for the year ended December 31, 2004 is not material to your financial statements. Recording this amount in 2005 has resulted in net income for 2005 to be understated by approximately 18%. Please restate your financial statements to appropriately record the additional income tax expense in 2004 rather than in 2005.

22. Quarterly Financial Data (Unaudited), page 67

3. We note your response to comment eight. We believe that the additional information you provided regarding the fourth quarter loss would be useful to investors. Please expand your current disclosure to include similar abbreviated information as a footnote to this table.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant